Mail Stop 3-09

							November 16, 2004


Emory V. Anderson
President and Chief Executive Officer
Adeza Biomedical Corporation
1240 Elko Drive
Sunnyvale, California 94089

Re:	Adeza Biomedical Corporation
	Registration Statement on Form S-1, Amendment 2
	File Number 333-118012

Dear Mr. Anderson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Financial Statements For The Three Years Ended December 31, 2003 And Nine Months Ended September 30, 2004

Notes To Financial Statements

Note 3:  License Arrangements, page F-15

1. We note your disclosure that "Cost of product sales for the nine months ended September 30, 2004 includes a one-time reduction in accrued royalties of $2.7 million that ADEZA determined were in excess of amounts actually due." It appears you are treating this Accounting Change, which appears to affect prior period Balance Sheets and Statements of Operations, as a change in Accounting Estimate. Further you state (page 35) that for the nine months ended September 30, 2004, Royalty costs reduced by $1 million from the same period ended September 30, 2003. We have the following comments:

A. Please, supplementally, provide us with a detail of the specific facts, dates and circumstances leading to this Accounting Change. Include detail on how Royalties costs were determined in periods prior to fiscal year 2004, as compared to the current year, explaining the cause of the one-time $2.7 million adjustment and the $1 million interim period reduction in fiscal year 2004 Royalty expense as compared to 2003.
B. Specifically tell us if this adjustment is the result of a "forgiveness of an existing obligation" or a change in License agreement terms.
C. Supplementally tell us, citing specific authoritative literature, how you arrived at the conclusion that the Accounting Change is not a Correction of an Error in previously issued financial statements, as described under paragraph 13 of APB 20.
D. Supplementally provide us with a roll-forward table of the changes in your Balance Sheet line item Accrued Royalties, for all periods presented, which includes the following: 1) Balance at the beginning of each period, 2) Increase in the Accrual for each period`s Royalty expense charged to the Statement of Operations, 3) Decrease in the Accrual for cash payments made during each period, 4) Adjustments to the Accrual for each period resulting from an Accounting Change or other reason, 5) Ending balance in the Accrual for each period presented.

We may have follow-up comments when this information is reviewed.

Managements` Discussion And Analysis Of Financial Condition And
Results Of Operations

Overview

Cost of product sales, page 33

2. Expand your disclosure here to address the Accounting Change in Royalty expense. Explain how Cost of product sales, in dollars and percent of Revenue, has materially decreased in fiscal year 2004 and future years, if true, as a result of both a one-time reduction in Accrued Royalties and ongoing reduction in Royalty expense compared to prior periods. Separately disclose the amount of Royalty expense, and its percentage of Revenues for each period presented and disclose managements` estimate as to what Royalty expense will be, as a percent of Revenues, in fiscal year 2004 and 2005 as a result of the Accounting Change.

Critical Accounting Policies And Estimates, page 34

3. Expand your disclosure here to include a discussion of critical accounting estimates for Cost of product sales. Specifically address factors and uncertainties attributable to the determination of Royalty
expenses.   Include disclosure about the Accounting Change described
on pages 35 and F-15 and provide managements` qualitative and quantitative disclosures to allow the investor to determine what impact Royalty expense will have on Cost of product sales and Gross profit in subsequent periods and years. Please refer to the SEC`s
Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350] as it relates to critical accounting estimates.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact James Peklenk at (202) 824-5343 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 824-5219, Suzanne Hayes at (202) 942-1789, or me at
(202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	Sarah A. O`Dowd
	Heller Ehrman White & McAuliffe LLP
	275 Middlefield Road
	Menlo Park, California 94025
Emory V. Anderson
Adeza Biomedical Corporation
November 16, 2004
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